FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2003

Micrologix Biotech Inc.

(Translation of registrant's name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Press Release dated September 9, 2003

|NEWS RELEASE|
Micrologix Biotech Inc. | BC Research Complex | 3650 Wesbrook Mall | Vancouver BC Canada V6S 2L2

FOR IMMEDIATE RELEASE

Micrologix Reports First Quarter Fiscal Year 2004 Financial Results

Vancouver, CANADA, September 9, 2003 - Micrologix Biotech Inc. (TSX: MBI; OTC: MGIXF), a developer of anti-infective drugs, today reported financial results for the first fiscal quarter ended July 31, 2003

Financial Results

The net loss for the three months ended July 31, 2003 ("Q1/04") was $3.0 million ($0.06 per common share) compared with a loss of $1.5 million ($0.04 per common share) for the same period last year ("Q1/03") and a loss of $4.4.million ($0.10 per common share) for the preceding quarter ("Q4/03"). The increase in the loss in Q1/04 compared with Q1/03 is principally attributable to the MBI 594AN Phase IIb trial initiated in January 2003 and research and development spending on programs acquired last year. The decrease in the loss for Q1/04 compared with Q4/03 is principally attributable to the write down of intangible assets in Q4/03, and lower personnel costs.  The loss for Q1/04 is less than anticipated principally due to lower than budgeted research and development costs including the MBI 594AN Phase IIb trial; and the delaying of some planned new hires.

Revenues for Q1/04 were $1.4 million ($1.8 million for Q1/03; $1.8 million for Q4/03).  These revenues are pursuant to the agreement with Fujisawa for the development of MBI 226 in the prevention of central venous catheter-related bloodstream infections.  The decrease in Q1/04 revenue as compared to Q1/03 and Q4/03 is due to lower MBI 226 development costs during Q1/04 as a result of the completion of the Phase III clinical trial in Q4/03.

Research and development expenses were $3.4 million in Q1/04 ($2.5 million in Q1/03; $4.1 million in Q4/03).  The increase in the Q1/04 research and development expenses compared with Q1/03 is principally due to research and development spending on programs acquired last year and the initiation of the MBI 594AN Phase IIb clinical trial in January 2003.  The decrease in research and development expenses in Q1/04 compared with Q4/03 is principally due to lower spending on the MBI 226 program following completion of the Phase III trial in Q4/03 and a decrease in personnel costs.

General and corporate expenses in Q1/04 were $0.9 million ($1.0 million in Q1/03; $1.2 million in Q4/03).

Interest income in Q1/04 was $0.2 million compared to $0.3 million in Q1/03 as a result of lower average cash balances available for investment.  The foreign exchange loss in Q1/04 was $0.1 million as compared to a gain of $0.1 million in Q1/03 principally due to the impact of the decline in the US dollar against the Canadian dollar on the Company's US dollar denominated cash, cash equivalents and amounts receivable.

As of July 31, 2003, cash, cash equivalents and short-term investments were $22.5 million (April 30, 2003: $25.6 million) and net working capital was $21.9 million (April 30, 2003: $25.2 million). The decrease in net working capital and cash, cash equivalents and short-term investments since April 30, 2003 is primarily due to the $3.0 million net loss for Q1/04.

Fiscal First Quarter Developments

  Enrollment was completed in the Phase IIb clinical trial of MBI 594AN, with 253 patients included.  The study is on track with results expected during the fourth quarter of calendar 2003.

  The MBI 226 Phase III clinical trial results showed no statistical difference in reducing bloodstream infections as compared to povidone-iodine (the primary endpoint), thereby giving Fujisawa Healthcare Inc. 60 days (until September 22, 2003) with which to decide on whether to terminate the Collaboration and License Agreement executed in July 2002.  Certain secondary endpoints were met in the study.

  Several promising compounds have resulted from lead optimization efforts in the lipopeptide program.  Formal non-clinical studies are expected to be initiated in the first half of calendar 2004.

  Antiviral activity has been confirmed in both the hepatitis C virus (HCV) and hepatitis B virus (HBV) nucleic acid mimic programs.  Lead development candidates are expected to be determined for formal preclinical studies in one or both programs by the second half of calendar 2004.

Micrologix Biotech Inc.

September 9, 2003

At July 31, 2003, there were 47.8 million common shares (April 30, 2003: 47.8 million) and 6.6 million convertible redeemable preferred shares (April 30, 2003: 6.6 million) issued and outstanding. The preferred shares are, at the Company's option, either redeemable for cash or convertible into common shares at US$1 per share following the achievement of specified development milestones in the lipopeptide, polyene and MBI 1121 HPV programs.

Selected Financial Highlights

BALANCE SHEETS Unaudited - In Thousands of Canadian dollars	July 31, 2003	April 30, 2003
Assets
Cash and cash equivalents	$ 3,207	$ 6,172
Short-term investments	19,324	19,432
Other current assets	1,967	3,609
Total current assets	$24,979	$29,213
Capital assets	1,553	1,321
Intangible assets	3,049	3,036
Total assets	$29,581	$33,570

Liabilities and Shareholders' Equity
Accounts payable and accrued liabilities	$2,520	$3,556
Current portion of capital lease obligation	55	-
Deferred revenue	457	457
Total current liabilities	$ 3,032	$ 4,013
Capital lease obligation, non-current portion	112	-
Deferred revenue, non-current portion	581	696
Total liabilities	3,725	4,709

Shareholders' equity	25,856	28,861
Total liabilities and shareholders' equity	$29,581	$33,570

Micrologix Biotech Inc.

September 9, 2003

STATEMENTS OF LOSS AND DEFICIT Unaudited - In Thousands Canadian dollars (except per share amounts)	Three months ended July 31
	2003	2002

Revenue
Licensing	$ 114	$ 28
Research and development collaboration	1,278	1,739
	$ 1,392	$ 1,767

Expenses
Research and development	3,442	2,484
General and corporate	864	1,035
Amortization	188	160
	$ 4,494	$ 3,679

Operating loss	$ (3,102)	$ (1,912)
Interest income	186	330
Foreign exchange (loss) gain	(100)	124
Loss for the period	$ (3,016)	$ (1,458)

Deficit, beginning of period	(73,570)	(61,220)
Deficit, end of period	$(76,586)	$(62,678)

Basic and diluted loss per common share	$(0.06)	$(0.04)

Weighted avg. common shares outstanding (000's)	46,566	38,287

STATEMENTS OF CASH FLOWS Unaudited - In Thousands of Canadian dollars

Loss for the period	$ (3,016)	$ (1,458)
Loss not affecting cash:
Amortization	188	160
Stock-based compensation	9	-
Loss (Gain) on disposal of assets	(1)	3
Changes in non-cash working capital items relating to operating activities	319	(1,969)
Deferred revenue	(114)	1,495
Cash flows used in operating activities	$ (2,615)	$ (1,769)

Cash flows used in financing activities	(7)	-

Funds from short-term investments	61	4,892
Purchases of capital assets	(124)	(85)
Intangible asset expenditures	(281)	(670)
Proceeds on disposal of capital assets	1	-
Cash flows (used in) provided by investing activities	$ (343)	$ 4,137

Increase (decrease) in cash and cash equivalents	$ (2,965)	$ 2,368
Cash and cash equivalents, beginning of period	6,172	4,607
Cash and cash equivalents, end of period	$ 3,207	$ 6,975

Micrologix Biotech Inc.

September 9, 2003

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company's focus is anti-infective drug development with three product candidates in human clinical development, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation.

"Jim DeMesa"

______________

         James  DeMesa, M.D.

         President & CEO

CONTACT Jonathan Burke Micrologix Biotech Inc. Telephone: 604.221.9666 Extension 241 E-mail: jburke@mbiotech.com	Shayne Payne or Dian Griesel, Ph.D The Investor Relations Group Telephone: 212-825-3210 Email: theproteam@aol.com

Conference Call

Investors, analysts and the media are invited to participate in a conference call tomorrow (September 10, 2003) at 9:00 a.m. ET (6:00 a.m. PT) to discuss this announcement.  Please telephone 1-800-273-9672 (U.S. and Canada) or (416) 695-5806 (Toronto area callers).  A replay of this call will be available from September 11 at 8:00 a.m. ET through September 25, 2003. The playback number is: 1-800-408-3053 or 416-695-5800, reservation number 1443774.The call will also be web cast at www.mbiotech.com.

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to results of the Phase IIb trial of MBI 594AN in the fourth quarter of calendar 2003, initiation of non-clinical studies in the lipopeptide program in H1 2004, and selecting lead development candidates in one or both of the HBV & HCV nucleic acid mimic programs by the second half of calendar 2004. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties related to early stage of technology and product development; dependence on corporate collaborations; management of growth; future capital needs; uncertainty of future funding; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ Jonathan Burke

(Signature)

Jonathan Burke, Director

Date: September 11, 2003